Exhibit 1

Media Relations Jorge Pérez	Investor Relations Eduardo Rendón	Analyst Relations Lucy Rodriguez
+52(81) 8888-4334 mr@cemex.com	+52(81) 8888-4256 ir@cemex.com	+1(212) 317-6007 ir@cemex.com

CEMEX REPORTS SECOND-QUARTER 2016 RESULTS

•	Net income for the quarter increased 81% on a year-over-year, reaching US$205 million, and was the highest in a second quarter since 2008.

•	Operating EBITDA increased by 16% on a like-to-like basis during the quarter, leading to an EBITDA margin of 20.9%. Both EBITDA and EBITDA margin were the highest in a second quarter since 2008.

•	Free cash flow for the quarter was US$422 million, an improvement of US$359 million, compared with the same quarter of 2015 and the highest in a second quarter since 2006.

•	Reduction of close to US$1.3 billion during the first half of 2016 in our pro-forma total debt plus perpetual notes, which reflects the utilization of the created cash reserve and the proceeds from our Philippines transaction for debt reduction, among other items.

MONTERREY, MEXICO, JULY 27, 2016– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that its consolidated net sales reached US$3.7 billion during the second quarter of 2016, an increase of 6% on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, versus the comparable period in 2015. Operating EBITDA increased 6% during the quarter to US$771 million versus the same period in 2015. On a like-to-like basis, operating EBITDA increased 16% in the same period.

CEMEX’s Consolidated Second-Quarter 2016 Financial and Operational Highlights

•	The increase in consolidated net sales on a like-to-like basis was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in Mexico, U.S., and our European region.

•	Operating earnings before other expenses, net, in the second quarter increased 11% and 24% on a like-to-like basis to US$539 million.

•	Controlling interest net income improved 81% during the second quarter of 2016 to US$205 million from US$114 million in the same period last year.

•	Operating EBITDA increased during the quarter 6% and, on a like-to-like basis, 16% to US$771 million.

•	Operating EBITDA margin grew by 1.3 percentage points on a year-over-year basis reaching 20.9%.

•	Free cash flow for the quarter was US$422 million, an improvement of US$359 million, compared with the same quarter of 2015.

Fernando A. Gonzalez, Chief Executive Officer, said: “Our solid second quarter and first half 2016 results demonstrate the resilience of our portfolio, which is largely comprised of high-growth markets that are experiencing attractive supply-demand conditions.

We saw higher consolidated cement and aggregates volumes during the quarter as well as continued favorable results from our value-before-volume strategy, which led to a growth in sales of 6% on a like-to-like basis. Operating EBITDA increased by 16% also on a like-to-like basis with a margin expansion of 1.3 percentage points. Free cash flow after maintenance capex reached US$478 million during the quarter, an increase of US$376 million from last year’s level.

Our pro-forma debt, reflecting our cash reserve and the proceeds from our Philippines transaction, among other items, is close to US$1.3 billion lower than that at the end of 2015. This is an additional step in our path to reach an investment-grade capital structure as soon as possible.”

Consolidated Corporate Results

During the second quarter of 2016, controlling interest net income was US$205 million, an improvement over US$114 million in the same period last year.

Total debt plus perpetual notes decreased by US$1,151 million during the quarter.

Geographical Markets Second-Quarter 2016 Highlights

Net sales in our operations in Mexico increased 7% in the second quarter of 2016 to US$796 million, compared with US$745 million in the second quarter of 2015. Operating EBITDA increased 18% to US$302 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$1,036 million in the second quarter of 2016, up 3% from the same period in 2015. Operating EBITDA increased 10% to US$172 million in the quarter, versus US$156 million in the same quarter of 2015.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$466 million during the second quarter of 2016, representing a decrease of 10% over the same period of 2015. Operating EBITDA decreased 5% to US$153 million in the second quarter of 2016, from US$160 million in the second quarter of 2015.

In Europe, net sales for the second quarter of 2016 decreased 2% to US$910 million, compared with US$926 million in the second quarter of 2015. Operating EBITDA was US$122 million for the quarter, 4% higher than the same period last year.

Operations in Africa, Middle East and Asia reported a 4% decrease in net sales for the second quarter of 2016, to US$407 million, versus the second quarter of 2015, and operating EBITDA for the quarter was US$93 million, down 2% from the same period last year.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. Celebrating its 110th anniversary, CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.